Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 1, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Classover Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 18, 2025
File No. 333-287044

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc. (“Company”), we respond as follows to the Staff’s comment letter, dated June 30, 2025, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the previous amendment to the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 18, 2025

Prospectus Summary

Our Business, page 9

1.

Where you discuss the EPFA, explain at what conversion price the shares may be issued under the EPFA and how you arrived at the 77,399,381 shares of Class B common stock you are registering at this time. Where you discuss the Note Purchase Agreement, identify the Note investor.

We have revised the disclosure on page 9 of the Registration Statement to include how shares are priced under the EPFA as requested.  With respect to how the 77,399,381 share figure was arrived at, the calculation was based on a market price under the EPFA of $5.168 (generally equal to 95% of the closing price of $5.44 on June 3, 2025), resulting in such share amount.  We have also revised the disclosure on page 9 of the Registration Statemen to name the note purchase investor as requested.

Solana-centric digital asset treasury strategy, page 10

2.	Please provide additional detail on the following aspects of your digital asset treasury strategy and related financings:

•	Describe the material aspects of your custody arrangements with BitGo Trust Company, Inc., including how the custodian stores the private keys, whether they are commingled with assets of other customers, the geographic area where they will be stored, and whether the custodian carries insurance for the losses of the Solana or other tokens it custodies for you. Identify who will have access to the private key information and whether any entity will be responsible for verifying the existence of the Solana tokens or other digital assets.

•	Explain whether the 40% limitation under the EPFA may impact your ability to use proceeds under the Note Purchase Agreement to purchase digital assets as intended, and describe the quarterly review of your assets disclosed at page 33, as this appears to be a key element of your treasury strategy monetization policy.

•	Your response to prior comment 7 suggests that staking and “validator node operations” remain aspirational at this time and would be conducted through partnerships with technology providers that have yet to be entered into. If accurate, please state as much in the prospectus so that investors understand the current status of these activities.

With respect to the first bullet of the Staff’s comment, we have revised the disclosure on page 10 of the Registration Statement as requested.

With respect to the second bullet of the Staff’s comment, we wish to advise the Staff that the parties to the EPFA have amended the EPFA to remove the 40% limitation and we have revised the disclosure on page 10 of the Registration Statement to reflect the foregoing.

With respect to the third bullet of the Staff’s comment, we have revised the disclosure on page 10 of the Registration Statement as requested.

Risk Factors

Risks Relating to Ownership of our Common Stock

Future sales of shares by existing stockholders could cause our stock price to decline, page 27

3.

Please revise this risk factor to acknowledge that the issuance and sale of common stock in this offering is likely to depress your stock price given the number of shares you are registering for resale. Acknowledge in the preceding risk factor that depression of your stock price will make it more difficult to maintain compliance with Nasdaq’s Minimum Bid Price Rule, increasing the risk that your listing may not be sustained.

We have revised the disclosure on page 27  of the Registration Statement as requested.

General

4.

We note that the financial statements of Class Over Inc. for the fiscal year ended December 31, 2023 were audited by Michael T. Studer CPA P.C. As the Public Company Accounting Oversight Board (“PCAOB”) has revoked the registration of this auditor (https://assets.pcaobus.org/pcaob-dev/docs/default-source/enforcement/decisions/documents/105-2025-022---studer.pdf?sfvrsn=d6fc8fcb_2), you may not include audit reports or consents from this auditor in your filings on or after the date of the order. Please obtain a re-audit of the appropriate required financial statements from a firm that is currently registered with the PCAOB and file an Item 4.01 Form 8-K advising investors of the resignation or dismissal of this auditor.

The Staff’s comment is duly noted.  The Registration Statement has been revised to include a new audit of the financial statements of Class Over Inc. as required.  Additionally, a Form 8-K regarding the dismissal of Michael T. Studer CPA P.C. was filed on July 3, 2025.

*  *  *  *  *  *  *  *  *  *

2

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:        Hui Luo, CEO

3